UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Bankia, S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)

CaixaBank, S.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))
Bankia, S.A. Pintor Sorolla, 8 46002, Valencia, Spain +34 91 602-4675
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Raúl Carmona Lendinez
CaixaBank, S.A., Representative Office in the New York State
75 Rockefeller Plaza, 12th floor
New York, NY 10019
646 367-8242

Michael J. Willisch
Davis Polk & Wardwell LLP
Paseo de la Castellana, 41
28046 Madrid, Spain
+34 91 768-9610

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	English translation of the “inside information” announcement regarding the decision by CaixaBank, S.A.’s board of directors to approve and sign the joint merger plan for the CaixaBank - Bankia merger, dated September 18, 2020*
1.2	English translation of the “other relevant information” announcement containing a presentation regarding the CaixaBank - Bankia merger negotiations, dated September 18, 2020*
1.3	English translation of the “other relevant information” announcement containing a press release regarding the CaixaBank - Bankia merger negotiations, dated September 18, 2020*
1.4	English translation of report of the Directors of CaixaBank regarding the joint merger plan
1.5	English translation of report of the Directors of Bankia regarding the joint merger plan
1.6	English translation of report on joint merger plan issued by an independent expert dated October 23, 2020 (it omits an appendix which consists of the joint merger plan, which is incorporated herein by reference to Exhibit 1.1 hereto)
1.7	English translation of merger balance sheet of Caixabank as of June 30, 2020
1.8	English translation of bylaws of Caixabank after merger
1.9	Identity of current directors of Caixabank and Bankia and identity of directors after completion of the merger

Item 2. Informational Legends

A legend complying with Rule 802 under the U.S. Securities Act of 1933, as amended, is included in documents furnished as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on September 21, 2020.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lluis Vendrell Pi
(Signature)

Lluis Vendrell Pi Corporate Director – Director Corporativo CaixaBank, S.A.
(Name and Title)

October 26, 2020
(Date)